UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark one)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number 001-35914

MURPHY USA INC. SAVINGS PLAN
(Full title of the Plan)

MURPHY USA INC.
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, El Dorado, Arkansas	71730-5836
(Address of issuer's principal executive office)	(Zip Code)

Murphy USA Inc. Savings Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	6

Notes to Financial Statements	7

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2025	13

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or not required.

Signature	14

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Murphy USA, Inc. Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Murphy USA Inc. Savings Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2024. (Note: Partners of Postlethwaite & Netterville, APAC joined EisnerAmper LLP in 2023. Postlethwaite & Netterville, APAC had served as the Plan’s auditor since 2020.)

EISNERAMPER LLP
Metairie, Louisiana
June 26, 2026

Murphy USA Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

Assets	2025	2024
Investments
Common stock	$41,979,531	$56,535,759
Registered investment companies	317,571,941	269,084,167
Common/collective trusts	12,513,862	12,245,188
Total investments	372,065,334	337,865,114

Receivables
Annual retirement contributions	13,143,509	13,257,919
Notes receivable from participants	7,787,226	7,733,586
Total receivables	20,930,735	20,991,505

Net assets available for benefits	$392,996,069	$358,856,619

See accompanying notes to financial statements, page 7

Murphy USA Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Investment income:
Dividends and Interest Income	$15,626,965
Net appreciation in fair value of investments	24,433,527
Total investment income	40,060,492

Interest income from notes receivable	648,815

Contributions:
Employer	22,268,779
Employee	13,860,839
Rollover from other plans	1,872,859
Total contributions	38,002,477

Total additions	78,711,784

Administrative fees	(700,134)
Benefits paid directly to participants	(43,872,200)
Total deductions	(44,572,334)

Net change for the year	34,139,450

Net assets available for benefits at beginning of the year	358,856,619
Net assets available for benefits at end of the year	$392,996,069

 See accompanying notes to financial statements, page 7

Murphy USA Inc. Savings Plan
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Murphy USA Inc. Savings Plan ("the Plan") have been prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  Investments are reported at fair value and investments in common collective trusts are valued using net asset value as a practical expedient. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy USA Inc. ("Murphy") and administered by Murphy's Employee Benefits Committee ("the Committee"). The Plan documents should be referred to for a complete description of the Plan's provisions.

The Plan was adopted effective August 31, 2013 resulting in the accounts of all Murphy USA employees which were previously held by the Thrift Plan for Employees of Murphy Oil Corporation to be transferred to the Plan for employees of Murphy USA Inc. and its subsidiaries, all of which were 100% vested on the date the assets were transferred to the Plan and its related trust.

The Plan was amended and restated effective January 1, 2023, when the Murphy USA Inc. Profit Sharing Plan and the QuickChek Corporation 401(k) Savings and Retirement Plan merged with and into the Plan, with the Plan being the sole surviving plan. Effective January 1, 2023, the Master Trust was terminated and a Trust Fund was established to receive contributions and pay benefits under the Plan concurrently with the mergers of the Murphy USA Inc. Profit Sharing Plan and QuickChek Corporation 401(k) Savings and Retirement Plan into the Plan. Prior to the merger, the Plan and the Murphy USA Inc. Profit Sharing Plan were participating entities in the Murphy USA Inc. Savings and PS Plans Master Trust with assets held by Fidelity Management Trust Company.

Salary Deferral Contributions, Employee Contributions, Rollover Contributions and Matching Employer Contributions are always 100% vested. Annual Retirement Contributions vest after three years of credited employment service and Discretionary Employer Contribution Accounts after one year of credited employment service. Employees are fully vested in their accounts upon their death, disability, or attaining age 65 while remaining in active employment with the employer.

Eligible employees, as defined in the Plan Document of the Employer, may participate in the Plan and may enroll the first of the month after their hire date and are age 21 or older. Employer means Murphy USA Inc. and any other entity that adopts the Plan for the benefit of its Eligible Employees including Murphy Oil USA, Inc. and QuickChek Corporation (identified herein collectively as the Companies and individually as the Company.)

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.Salary Deferral Contribution Accounts - pre-tax contributions and Roth after-tax contributions made through salary deferral elections, up to a maximum of 40% of base pay for the year, but not to exceed $23,500 annually in 2025.

B.Matching Employer Contribution Account - Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of eligible compensation made to the Salary Deferral Account (including any Catch-up Contribution).

Murphy USA Inc. Savings Plan
Notes to Financial Statements

C.Annual Retirement Contribution Account - discretionary contributions made to the Plan by an Employer that is based on a percentage of your Eligible Compensation.

D.Rollover Contribution Account - contributions made by an employee to the Plan of an eligible rollover distribution from a prior qualified retirement plan.

E.Catch-Up Contribution Account - eligible employees who attain age 50 or older by the end of the calendar year and who have reached the maximum Salary Deferral Contributions permitted under the Plan may make additional catch-up contributions on either a pre-tax or Roth basis of up to 40% of base pay, subject to IRS annual limits. For 2025, the catch-up contribution limit is $7,500 for participants ages 50 through 59 and age 64 or older, and $11,250 for participants ages 60 through 63.

F.Discretionary Employer Contributions Account - contributions made by the Employer which are determined at the discretion of the Employer.

G.Employee Contributions Account - after-tax contributions made to the Plan before January 1, 2023, that was not a Salary Deferral Contribution.

H.Transfer Contributions Account - contributions made on behalf of an employee which constitute the employee's entire interest transferred from another qualified defined contribution plan.

I.Qualified Non-Elective Contributions Account - employer contributions (other than any matching contributions) which are allocated to a participant's Qualified Non-elective Contribution Account, which they may not elect to receive in cash until distributed from the Plan and which are subject to special distribution restrictions.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A withdrawal from either a Salary Deferral Contribution Account or Catch-Up Contribution Account is not permissible except (1) upon a finding that a hardship exists as defined by federal tax regulations, (2) upon the attainment of age 59½ or (3) upon termination.  A withdrawal from a Rollover Contribution Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $3.75 quarterly maintenance fee.  Interest rates on outstanding loans at December 31, 2025 ranged from 3.25% to 9.50%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

Investment Options

Each Plan participant may invest contributions in one or more of 29 investment options within the Plan. A participant determines how each of his or her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be a minimum of 1% of the account balance.

Income Recognition

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's eligible earnings.  For the year ended December 31, 2025 these contributions were $22,268,779.

The Companies may make, at their discretion, contributions to the Annual Retirement Contribution Account component of the Plan. For employees hired or reemployed after January 1, 2023 and field employees and QuickChek employees who were hired before January 1, 2023, the Annual Retirement Contribution will be equal to 3% multiplied by the eligible Participant's eligible compensation for that Plan year while the existing Plan members retain the previous structure. With respect to a legacy retail store manager as of the last day of the Plan year, the Annual Retirement Contribution will be equal to 5%, and for legacy corporate employees the rate will be determined based on the participant's attained whole years of age and attained whole years of vesting service determined as of the first day of the Plan year. The percentage of compensation to be contributed is determined by the sum of those two numbers. If the sum is (1) less than 50, the applicable rate is 5.0%, (2) 50 but less than 70, the applicable rate is 7.0%, and (3) 70 and higher, the applicable rate is 9.0%. For a given Plan Year, employees become eligible for the Annual Retirement Contribution, if any, as of the later of the date the employee attains age 21 or the date on which the eligible employee completes 12 months of vesting service and must be actively employed by the Company on the last day of a Plan Year. For the year ended December 31, 2025, these contributions were $13,143,509, which is net of forfeitures applied of $368,000 and will be funded in 2026. Therefore, this amount is recorded as a receivable from the Plan sponsor.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration, at its discretion, and if not paid by Murphy they are paid by the Plan or by participants' fees.

Revenue sharing arrangements between the Plan's investment funds and the Plan's trustee are not used to pay the Plan's administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds which generated such amounts. The revenue sharing credits are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed an intention to do so, Murphy USA Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

Forfeited Accounts

Forfeitures may arise if a participant's separation from service occurs before the three-year vesting period for the Annual Retirement Contribution Accounts and the one-year vesting period for the Discretionary Employer Contribution Accounts. Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies. Forfeited non-vested amounts were used to reduce employer contributions by $1,091,847, for the 2025 Plan year. At December 31, 2025, there were $145,008 funds in forfeited non-vested accounts and at December 31, 2024, there were $98,000.

2. Risk and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2025 may not necessarily be indicative of amounts that could be realized in a current market exchange.

3. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") handles record keeping and administration of the Plan.  Certain of the Plan's investment options are in shares in registered investment companies managed by Fidelity Management & Research Company ("FMRC").  FIIOC and FMRC are both affiliates of Fidelity Management Trust Company ("FMTC"), who is the Trustee for the Plan and also manages the Managed Income Portfolio I.  FMRC's fees were deducted from the earnings of the mutual funds it manages.  The Plan paid $700,134 in trustee and administrative fees to FMTC and FIIOC in 2025 for the Savings Plan.  For the year ended December 31, 2025, the Savings Plan earned $595,631 in revenue sharing credits.

In addition, the Plan provides for investment in Murphy USA Inc. and Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  Contributions into Murphy USA Inc. Common Stock totaled $2,808,739 for the year ended December 31, 2025, while distributions out of Murphy USA Inc. Common Stock totaled $6,689,317. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

4. Income Taxes

In an opinion letter dated March 23, 2018, the Internal Revenue Service informed the Company that the Plan was designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the letter however, the Committee believes that the Plan continues to meet the necessary requirements of Section 401(a) of the Internal Revenue Code and accordingly, is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code.

The Plan's management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2025 or December 31, 2024. The Plan is subject to routine examinations by taxing jurisdictions; however there are currently no examinations for any tax periods in progress.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

5. Assets at Fair Value

The Plan carries certain assets at fair value in its Statements of Net Assets Available for Benefits. The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date. There were no such transfers during the years ended December 31, 2025 and 2024.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2025 and 2024.

Common stocks - valued at the closing sales price reported on the recognized securities exchange on which the individual securities are traded.

Registered investment companies - valued at quoted market prices which represent the net asset value of shares held by the Plan.

Common/collective trust ("CCT") - valued at the net asset value of units of a collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying assets. The CCT has no redemption notice period for participant-directed withdrawals but does have a 90-day restriction for amounts transferred to a competing fund. Withdrawals directed by the Plan Sponsor must be preceded by 12 months written notice to the Trustee.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Recurring Measurements

The following tables present by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and 2024.

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
December 31, 2025	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common stock	$41,979,531	$41,979,531	$—	$—
Registered investment companies	317,571,941	317,571,941	—	—
Total assets in fair value hierarchy	359,551,472	359,551,472	—	—
Common/collective trust funds measured at net asset value[1]	12,513,862
Investments at fair value	$372,065,334

Murphy USA Inc. Savings Plan
Notes to Financial Statements

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
December 31, 2024	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$56,535,759	$56,535,759	$—	$—
Registered investment companies	269,084,167	269,084,167	—	—
Total assets in fair value hierarchy	325,619,926	325,619,926	—	—
Common/collective trust funds measured at net asset value[1]	12,245,188
Investments at fair value	$337,865,114
[1] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024, to Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$392,996,069	$358,856,619
Contract to fair value adjustment for Common/collective trusts	(303,512)	(566,239)
Net assets available per Form 5500	$392,692,557	$358,290,380

The following is a reconciliation of net increase in net assets available for benefits per the financial statements at December 31, 2025, to Form 5500:

2025
Net increase in net assets available for benefits per the financial statements	$34,139,450
Contract to fair value adjustment for Common/collective trusts beginning of year	566,239
Contract to fair value adjustment for Common/collective trusts end of year	(303,512)
Net increase in net assets available per Form 5500	$34,402,177

7. Subsequent Event

Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 26, 2026, and determined that no additional disclosures are required, other than those described above. No other subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

Murphy USA Inc. Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
EIN: 46-2279221
Plan No. 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	Current value

	Registered investment companies
	FMI Large Cap Fund Investor Class	Mutual fund	$14,372,432
	PIMCO Income Fund Institutional Class	Mutual fund	7,709,208
	T. Rowe Price Blue Chip Growth Fund	Mutual fund	15,870,752
	T. Rowe Price Dividend Growth Fund	Mutual fund	8,361,009
	Vanguard Strategic Equity Fund Investor Shares	Mutual fund	5,068,949
*	Fidelity® Diversified International Fund	Mutual fund	8,611,923
*	Fidelity® U.S. Bond Index Fund	Mutual fund	6,909,000
*	Fidelity® 500 Index Fund	Mutual fund	35,967,053
*	Fidelity® Mid Cap Index Fund	Mutual fund	11,754,921
*	Fidelity® Small Cap Index Fund	Mutual fund	5,655,850
*	Fidelity® International Index Fund	Mutual fund	3,859,753
*	Fidelity Freedom® Income Fund Class K	Mutual fund	3,081,983
*	Fidelity Freedom® 2010 Fund Class K	Mutual fund	168,543
*	Fidelity Freedom® 2015 Fund Class K	Mutual fund	426,182
*	Fidelity Freedom® 2020 Fund Class K	Mutual fund	4,626,067
*	Fidelity Freedom® 2025 Fund Class K	Mutual fund	14,099,436
*	Fidelity Freedom® 2030 Fund Class K	Mutual fund	28,223,794
*	Fidelity Freedom® 2035 Fund Class K	Mutual fund	30,496,207
*	Fidelity Freedom® 2040 Fund Class K	Mutual fund	34,615,567
*	Fidelity Freedom® 2045 Fund Class K	Mutual fund	29,013,069
*	Fidelity Freedom® 2050 Fund Class K	Mutual fund	22,589,332
*	Fidelity Freedom® 2055 Fund Class K	Mutual fund	16,369,413
*	Fidelity Freedom® 2060 Fund Class K	Mutual fund	6,386,955
*	Fidelity Freedom® 2065 Fund Class K	Mutual fund	3,172,467
*	Fidelity Freedom® 2070 Fund Class K	Mutual fund	162,076
	Total registered investment companies		317,571,941

	Common/collective trusts
	Reliance Trust NY Life Anchor Account Class 0	Common/collective trust	2,595,245
*	Managed Income Portfolio Class 1	Common/collective trust	9,615,105
	Total common/collective trusts		12,210,350

	Murphy Oil Corporation Common Stock	Common stock	1,447,471

*	Murphy USA Inc. Common Stock	Common stock	40,532,060

*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%, maturities through November 2040	7,787,226
			$379,549,048
(*) Party-in-interest
(d) Cost omitted as the Plan does not have non-participant directed accounts.

Murphy USA Inc. Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly  caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MURPHY USA INC. SAVINGS PLAN

Date:	June 26, 2026	By: /s/ Celeste Jackson
Celeste Jackson
Vice President, Human Resources and
Chair of Employee Benefits Committee, Murphy USA Inc.